

1230 Peachtree Street, N.E.
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of CCF Investments, Inc.

We have reviewed management's statements, included in the accompanying CCF Investments, Inc.'s Exemption Report, in which (1) CCF Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CCF Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(1) (the "exemption provisions") and (2) CCF Investments, Inc. stated that CCF Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CCF Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CCF Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Atlanta, Georgia
February 26, 2016